

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Kevin Morris
Chief Financial Officer
Miso Robotics, Inc.
680 East Colorado Blvd, Suite 500
Pasadena, CA 91101

> **Re: Miso Robotics, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed September 27, 2022**
> **File No. 024-11964**

Dear Kevin Morris:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. We note that your updated discussion of operating expenses indicates that operating expenses were $20,400,491 for the six-month period ended June 30, 2022, and $5,915,767 in the same period prior year. Please revise to include a discussion of the causes of material changes in operating expenses year over year.

You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson